650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

August 17, 2012

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Barbara C. Jacobs

Evan S. Jacobson

Stephen Kirkorian

Morgan Youngwood

Re:	Trulia, Inc.

Amendment No. 2 to Confidential Draft Registration Statement on Form S-1

Submitted August 6, 2012

CIK No. 1349454

Ladies and Gentlemen:

On behalf of our client, Trulia, Inc. (“Trulia” or the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated August 14, 2012 (the “Comment Letter”), relating to the above referenced Amendment No. 2 to Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently filing via EDGAR this letter and a revised Registration Statement. For the Staff’s reference, we have included both clean copies of the Registration Statement and copies marked to show all changes from the version confidentially submitted on August 6, 2012.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the pages of the revised Registration Statement, as applicable.

* * * *

AUSTIN BRUSSELS GEORGETOWN, DE HONG KONG NEW YORK PALO ALTO SAN DIEGO SAN FRANCISCO SEATTLE SHANGHAI WASHINGTON, DC

Securities and Exchange Commission

August 17, 2012

Prospectus Summary

Overview, page 1

1.	Please revise the last sentence of the first paragraph on page 2, and the corresponding disclosure on pages 4 and 79, to clarify what you mean by your statement that your mobile users are “even more engaged” than your web users.

The Company advises the Staff that the Company has revised the disclosure on pages 2, 4, 79 and 84 to address the Staff’s comment.

Our Strengths, page 4

2.	We note your responses to prior comments 3 and 10, and your disclosure on page 48 that you price Trulia Local Ads and Trulia Mobile Ads subscriptions similarly, based on geography, the share of a market, and demand. Please tell us whether there is a disparity in the average number of leads delivered for subscriptions to your mobile products versus subscriptions for your web products, and whether there is a price disparity in the average cost of the two subscription products. To the extent that the average cost for subscriptions to Trulia Mobile Ads is not higher, it does not appear appropriate to state that you are monetizing mobile products at a higher rate than web products, since the higher effective price per lead would be attributable to the fact that you were not generating leads for mobile products as effectively as you were generating leads for web products. In addition, please disclose the periods for which you have been able to generate a higher effective price per lead for mobile devices.

The Company advises the Staff that the Company has revised the disclosure on pages 4, 16 and 84 to address the Staff’s comment.

First, the Company has clarified that Trulia Local Ads and Trulia Mobile Ads subscription products are each priced based on similar criteria. Pricing varies by geography in accordance with both consumer traffic and demand from real estate professionals for the corresponding platform (mobile or web). The actual price of a Trulia Local Ads subscription or a Trulia Mobile Ads subscription may differ in the same market, even though they are priced using the same criteria. For example, if there is more demand for Trulia Mobile Ads in a given market, those subscriptions may be priced higher than a Trulia Local Ads subscription.

Second, in response to the Staff’s comment, the Company has revised the disclosure in an attempt to simplify its assertion that it is monetizing its mobile product at a higher rate than web products. In this regard, the Company has deleted references to “effective price per lead” in the Registration Statement. Instead, the Company has revised the disclosure to disclose that the “average monthly revenue per subscriber” for its Trulia Mobile Ads product is higher than the “average monthly revenue per subscriber” for its web products. The Company believes this explains that the Company is monetizing its mobile product at a higher rate than web products in a manner that is easier for investors to understand.

Risk Factors

“If real estate professionals do not continue to subscribe to our products…,” page 14

3.	Please add disclosure consistent with your response to prior comments 4, 8, and 14 to the risk factors, MD&A, and Business sections of your filing. For example, add disclosure addressing the risks, costs, uncertainties, and related impacts on your financial condition and results of operations associated with the following issues:

•

although the majority of your revenue is subscription-based, it is difficult to evaluate whether current revenue will recur in future periods because you have not historically calculated or evaluated renewal rates, do not focus on this metric, and view it as potentially misleading;

•	you have focused on attracting new subscribers and increasing market penetration, but have captured a small percentage of the total addressable market (less than 1%);

Securities and Exchange Commission

August 17, 2012

•	the costs of acquiring new subscribers and retaining existing subscribers (sales and marketing expenses), were your greatest expenses during the most recent fiscal year and quarter; and

•	subscribers often purchase subscriptions only for limited periods as part of their advertising campaigns for seasonal or other reasons.

The Company advises the Staff that the Company has revised the disclosure on pages 14, 46, 47 and 92 to address the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Business Metrics, page 46

4.	Your response to prior comment 4 states that your ability to attract new subscribers is material to an understanding of your business. Please tell us how you track and evaluate whether you are attracting new/unique subscribers, and how you considered providing related key business metric disclosure.

The Company advises the Staff that the principal metric the Company uses to evaluate its ability to attract new subscribers is total subscribers. The period over period changes in total subscribers combined with average monthly revenue per subscriber are the key metrics by which the Company monitors and operates its marketplace business.

The Company’s management does not separately calculate new subscribers as a metric, and this standalone metric would not be meaningful from a management perspective for the reasons discussed below.

As noted in response to comment 4 in the Company’s letter to the Staff of August 3, 2012, real estate professionals use the Company’s subscription products primarily for advertising. As such, the Company’s marketplace business is fundamentally different from other subscription businesses which are less easily started and stopped for reasons such as marketing programs, seasonal variations, changes in strategy, or budget allocation shifts. Real estate professionals often purchase subscriptions to the Company’s products when they are undertaking a particular advertising campaign, or may do so during a particular time of year for seasonal reasons or because they only work on a part-time basis (according to the National Association of Realtors, 30% of realtors are part-time). As such, subscriptions are frequently allowed to expire, only to be restarted at a later time. This has been, and is expected to be, an ongoing characteristic of the Company’s marketplace business.

The result of this pattern is that a metric of the number of new subscribers to the Company’s products in a given period will be misleading to investors because whether a subscriber who allows a subscription to expire and then renews later is considered a new subscriber or a renewing subscriber will cause the relevant metrics to skew up or down. If such subscriber is considered a new subscriber, then the Company’s new subscriber growth rate would be higher, and would show more rapid growth. Similarly, if such subscriber is considered a renewing subscriber, then the Company’s renewal rate will increase without reflecting the fact that such subscriber did not deliver revenue to the Company for an extended period of time between subscriptions. In either

Securities and Exchange Commission

August 17, 2012

case, the new subscriber metric will not properly reflect the underlying business. As such, the Company concluded that a metric which separates new subscribers from renewing subscribers was not useful in monitoring or operating its marketplace business, and has not tracked this information historically. The Company would need to expend significant time and effort to create information that separates new subscribers from renewing subscribers on a period-to-period basis.

For the foregoing reasons, the Company instead relies on other metrics such as the total number of subscribers and average monthly revenue per subscriber. Further, the Company has reviewed the public filings of its primary public company competitors, Zillow.com and Move.com, and found that neither company publicly discloses information on the number of new subscribers or renewing subscribers.

5.	We note your response to prior comment 9. Please clarify that the growth rates of new contributions and average monthly revenue per subscriber have slowed, and discuss the related impacts on your business.

The Company advises the Staff that the Company has revised the disclosure on pages 47 and 48 to address the Staff’s comment. In addition, the Company supplementally submits to the Staff that the Company does not believe that the slowing growth rates of new contributions to user-generated content or average monthly revenue per subscriber have had an impact on its business because, in absolute numbers, the new contributions to user-generated content and average monthly revenue per subscriber have continued to grow substantially. The Company has, however, explained in the Risk Factors section of the Registration Statement the impact that a decline in new contributions to user-generated content or average monthly revenue per subscriber could have on its business and operating results.

Business

Our Strengths

Large, differentiated, engaged, transaction-ready audience, page 84

6.	We note your response to prior comment 16. Please explain what you mean by your statement that your audience “is more engaged” with your marketplace than users of Zillow.com.

The Company advises the Staff that the Company has revised the disclosure on page 84 to address the Staff’s comment. The Company also supplementally advises the Staff that, according to monthly data reported by comScore, during the eighteen month period ended June 30, 2012, each unique visitor on average spent 14% more time per month on the Company’s marketplace than on Zillow.com’s marketplace, and viewed 44% more pages per month on the Company’s marketplace than on Zillow.com’s marketplace.

Securities and Exchange Commission

August 17, 2012

Please direct any questions with respect to the Company’s revised Registration Statement or this letter to me at (650) 565-3574 or rpavri@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Rezwan D. Pavri

Rezwan D. Pavri

cc:	Peter Flint, Trulia, Inc.

Sean Aggarwal, Trulia, Inc.

Scott Darling, Trulia, Inc.

David J. Segre, Wilson Sonsini Goodrich & Rosati, P.C.

Richard A. Kline, Goodwin Procter LLP

Anthony J. McCusker, Goodwin Procter LLP